[redacted]

SECURI 13012657 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28632 ROADSIDE DRIVE, SUITE 215
(No. and Street)

AGOURA HILLS (City) CA (State) 91301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN STARK, JR. (818) 735-9868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.D. GOURLEY
(Name – *if individual, state last, first, middle name*)

501 S. FIRST AVENUE, SUITE C (Address) ARCADIA (City) CA (State) 91006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MR
CD 3\13

OATH OR AFFIRMATION

I, STEPHEN T. STARK, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached Loose Certificate

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On Feb. 22, 2013 (Date) before me, Gail B. de Ande (Here Insert Name and Title of the Officer),

personally appeared Steven T. Stark, Jr (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

GAIL B. DE ANDE
Commission # 1877973
Notary Public - California
Los Angeles County
My Comm. Expires Feb 20, 2014

Place Notary Seal Above

Signature Gail B. de Ande (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report form X-17A-5

Document Date: Feb. 21, 2013 Number of Pages: 26

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer(s)

Signer's Name: Steven T. Stark, Jr

☐ Individual

☑ Corporate Officer — Title(s): CFO

☐ Partner — ☐ Limited ☐ General

☐ Attorney in Fact

☐ Trustee

☐ Guardian or Conservator

☐ Other: ____

Signer Is Representing: IE Investments Inc. dba Stark Municipal Broker

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____

☐ Individual

☐ Corporate Officer — Title(s): ____

☐ Partner — ☐ Limited ☐ General

☐ Attorney in Fact

☐ Trustee

☐ Guardian or Conservator

☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

R. D. Gourley
Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
I. E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

Report on the Financial Statements
We have audited the accompanying statement of financial condition of I. E. INVESTMENTS, INC., dba STARK MUNICIPAL BROKERS, as of December 31, 2012, and the related statements of income and retained earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the

circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I.E. INVESTMENTS, INC., dba STARK MUNICIPAL BROKERS, as of December 31, 2012 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV, and V had been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the Unites States of America. In our opinion, the information in Schedules I, II, III, IV, and V is fairly stated in all material respects in relation to the financial states as a whole.

R. D. Gourley
Arcadia, CA

February 21, 2013

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Current Assets		
Cash and Cash Equivalents (Notes 1 & 4)	$	283,633
Receivable Unsettled Trades(Note 1 & 2)		2,198
Prepaid Expenses		5,338
Prepaid Taxes		600
Total Current Assets		291,769
Investments		
Marketable Securities (Note 5)		7,497
Furniture and Equipment, at Cost,		73,858
Accumulated Depreciation (Note 1)		(73,858)
Furniture and Equipment (Net)		
Other Assets		
Deposits		5,583
Total Other Assets		5,583
Total Assets	$	304,849

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$	31,734
Advances from Officers (Note 12)		42,947
Trade Date Advances SW		6,384
Federal Tax Payable		5,984
CA Franchise Tax Payable		1,377
Total Current Liabilities		88,426
Total Liabilities	$	88,426

STOCKHOLDERS' EQUITY

Common Stock, $100 Stated Value 100,000 Shares Authorized, 1,000 Shares Issued and 1,000 Shares Outstanding		100,000
Retained Earnings		116,423
Total Stockholders' Equity	$	216,423
Total Liabilities and Stockholders' Equity	$	304,849

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue		
Commissions	$	3,140,738
Operating Expenses		
Officers' Compensation		495,000
Registered Representatives' Compensation		1,427,375
Clerical Compensation		128,210
Employee Benefits		185,427
Occupancy and Equipment		312,074
Clearing		142,259
Travel, Entertainment, Meals		202,015
Communications		60,365
Insurance		24,175
Legal & Accounting		40,381
Office Supplies		28,153
Automobile Leases		22,934
Dues and Subscriptions		6,046
FINRA/SIPC Dues		27,826
Contributions		11,984
401(k) Employer		920
Other Expenses		1,191
Total Operating Expenses		3,116,335
Income from Operations		24,403
Interest Income		104
Unrealized Gain Marketable Securities (Note 5)		144
Total Other Income		248
Income Before Income Tax		24,547
Provision for Income Tax (Note 6)		22,411
Net Income	$	2,240
Retained Earnings at The Beginning of the Year		114,183
Retained Earnings at The End of the Year	$	116,423

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Cash Received from Brokers	$ 3,150,309
Interest and Dividends Received	104
Cash Paid to Suppliers and Employees	(3,180,050)
Contributions Paid	(11,984)
Income Taxes Paid	(22,570)
Net cash provided (used) by operating activities	(64,191)
Net cash provided (used) by investing activities	-0-
Net cash provided (used) by financing activities	-0-
Net increase (decrease) in cash and equivalents	(64,191)
Cash and cash equivalents, beginning of year	347,824
Cash and cash equivalents, end of year	$ 283,633

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Reconciliation of net income to net cash provided by operating activities:

Net Income/(Loss)	$	2,240
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in Broker Receivable		9,571
(Increase) decrease in Prepaid Expenses		7,706
(Increase) decrease in Other Assets		(144)
Increase (decrease) in Accounts Payable		(15,812)
Increase (decrease in Advances from Officers		(73,978)
Increase (decrease) in Accrued Liabilities		6,385
Increase (decrease) in Income Taxes Payable		(159)
Total adjustments		(66,431)
Net cash provided (used) by operating activities	$	(64,191)

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2012

Paid in Capital		
Common Stock		$ 100,000
Retained Earnings At Beginning of the Year	$ 114,183	
Add:		
Net Income	2,239	
Retained Earnings at End of Year		116,422
Total Stockholders' Equity		**$ 216,422**
Net Income per Common Share		$ 2.24

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I. E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, located in Agoura, California, is a **brokers' broker** registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company acts as an agent for principals in the buying and selling of municipal bonds.

Revenue Recognition - The Company has changed its method of revenue recognition from settlement date to trade date basis as of December 31, 2009. Through their clearing agent, Southwest Securities, Inc., a subsidiary of SWS Group, Inc., the municipal security transactions clear under the trade for trade method as required by the Municipal Securities Rulemaking Board (MSRB) which prohibits partial settlements. This change was made to comply with the Municipal Securities Rulemaking Board. (Refer to Note 2).

Property, Plant, and Equipment -Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized. Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purposes is provided using the modified accelerated depreciation system.

Income Taxes -The Company is a C Corporation for federal income and state of California franchise tax purposes. The amount of **current and deferred taxes** payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. The Company uses the asset and liability method as identified in Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes.

Cash and Cash Equivalents- The Company has defined cash equivalents as highly liquid investments, with original maturity of less than six months that are not held for sale in the ordinary course of business.

Use of Estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – BROKER RECEIVABLES AND PAYABLES

The Company recognizes revenue at trade date. This complies with the Municipal Securities Rulemaking Board. In accordance with FASB ASC 940-20-45-3, the company recorded the net Receivable for Unsettled Trades in the amount of $2,198 for the Normal Way trades of December 27th, December 28th, and December 31st.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule pursuant to Rule 15c3-1(a) (2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital at December 31, 2012 was $202,687. This exceeded minimum net capital requirements by $52,687.

NOTE 4 – CASH AND CASH EQUIVALENTS

The total of cash and cash equivalents at December 31, 2012 is $283,633. A $217,000 US Treasury bill valued at $216,876.31 matures June 27, 2013.

NOTE 5 – INVESTMENTS

The Company holds three hundred shares of the National Association of Security Dealers available for sale, recorded at fair market value. A haircut of fifteen percent has been taken for the computation of minimum net capital. An unrealized gain in the amount of $144 has been recognized in the statement of income and retained earnings for the year ended December 31, 2012.

NOTE 6 – INCOME TAXES

The total provision for income taxes in the amount of $7,361 is comprised of $5,984 current federal income tax, and $1,377 state income tax. There were no material differences requiring a provision for deferred taxes during the year. There are no years open by tax examination authorities.

NOTE 7 – COMMITMENTS

The Company is obligated under the terms of two non-cancellable operating leases. The monthly lease payments are $1,153.89 and $597.83 with termination dates of June 2013 and August 2014 respectively. The Company is obligated under a sixty-month lease agreement dated September 1, 2008 for its office space in Agoura Hills, CA. The lease agreement for the Company's office space located in Secaucus, NJ terminated January 31, 2013. The total of these commitments over the remaining non-cancellable terms is $81,925.48 presented as follows:

2013	$ 77,142.84
2014	$ 4,782.64
2015	$ -0-
2016	$ -0-
2017	$ -0-

NOTE 8 – EMPLOYEE SAVINGS PLAN

The Company adopted a 401(k) employee savings plan effective January 1, 1999. The Company amended this plan effective January 1, 2003. The plan now contains provision for Company profit sharing contributions. The Company did not make any matching contributions nor any profit sharing contributions during the plan year ended December 31, 2012.

NOTE 9 – RISKS AND UNCERTAINTIES

The Company's future operating results may be affected by a number of factors. The Company's operations are in part dependent on "mission critical systems' that ensure prompt and accurate processing of securities transactions, including order taking, entry, execution, comparison, allocation, clearance and settlement of securities transactions. In the event of a significant disruption of electronic data exchange with customers and the Company's clearing firm, operations could be adversely affected.

NOTE 10 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents – The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Receivables, Advances Payable and Accrued Expenses – The carrying amount of receivable for unsettled trades, advances from officers, and accrued expenses in the balance sheet approximates fair value.

NOTE 11 – SUBSEQUENT EVENTS

As of February 21, 2013 there were no subsequent events for the year end December 31, 2012.

NOTE 12 – RELATED PARTIES

The related parties to the company are shareholders Stephen Stark and Mary Ann Stark. Transactions with related parties are limited to the use of the company credit card. Transactions are charged to an advance account and to be repaid annually. The amount due to Mr. Stark at December 31, 2012 was $42,947.

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE I
COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Capital		
Total Stockholders' Equity	$ 216,423	
Total Capital		$ 216,423
Less:		
Non-Allowable Assets	11,521	
		11,521
Net Capital Before Haircuts		204,902
Haircuts on Securities		
Banker's acceptances, certificates of deposit and commercial paper	5	
US Government Obligations	1,084	
Stocks and Warrants	1,125	
Total Haircuts		2,214
Net Capital		$ 202,688
Minimum Dollar Net Capital		150,000
Excess Net Capital		$ 52,688

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE II
RECONCILIATION OF COMPANY'S
COMPUTATION OF NET CAPITAL AND
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Total Ownership Equity		
Qualified for Net Capital As Reported in Company Part II (Unaudited) FOCUS Report	$	202,688
Qualified Net Capital Per Audit Report		202,687
Difference	$	1

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

Credits	-0-
Debits	-0-
Total Requirement	-0-
Amount on Deposit in Reserve	-0-
Reserve Requirement Per Unaudited Report	-0-
Difference Unaudited versus Audited Report	-0-

Pursuant to rule 15c3-3, pertaining to k(2)(ii), Stark Municipal Brokers exempted from "Computation For Determination of Reserve Requirement" and "Possession and Control Requirements."

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE IV
INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2012

	NUMBER OF ITEMS	AMOUNT
Customer's fully paid securities and excess margin securities not in the firm's possession or control (for which instructions to reduce to possession or control had been issued as of December 31, 2012 but for which for required action was not taken by the firm within the time frame specified under Rule 15c3-3)	-0-	-0-
Customer's fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of December 31, 2012, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3	-0-	-0-

Pursuant to rule 15c3-3, pertaining to k(2)(ii),Stark Municipal Brokers is exempted from "Computation for Determination of Reserve Requirement" and "Possession and Control Requirements."

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE V

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2012

Subordinated Borrowings	-0-
Current Year Borrowings	-0-
Subordinated Borrowings At the End of the Year	$ -0-

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

R. D. Gourley

CERTIFIED PUBLIC ACCOUNTANTS

501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

BOARD OF DIRECTORS
I. E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by I.E. Investments, Inc. dba Stark Municipal Brokers and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating I.E. Investments, Inc. dba Stark Municipal Brokers compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). I.E. Investments, Inc. dba Stark Municipal Brokers management is responsible for I.E. Investments, Inc. dba Stark Municipal Brokers compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Noted that no adjustments were reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. Noted no overpayment was applied to the current assessment on the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be use by anyone other than these specified parties.

R. D. Gourley

Arcadia, CA
February 21, 2013

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SUPPLEMENTAL SIPC REPORT RULE 17a-5(e)(4)
SCHEDULE OF ASSESSMENT PAYMENTS
DECEMBER 31, 2012

PAYEE:	DATE	AMOUNT
SIPC	08/01/12	$4,076.00
SIPC	02/01/13	$3,421.00
TOTAL 2012 ASSESSMENT REMITTANCES		$7,497.00

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2012

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041598 FINRA DEC
I E INVESTMENTS INC 19*19
STARK MUNICIPAL BROKERS
28632 ROADSIDE DR STE 215
AGOURA CA 91301-6092

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7,497

B. Less payment made with SIPC-6 filed (exclude interest) (4,076)

August 1, 2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,421

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,421

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stark Municipal Brokers
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 30 day of January, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

pd 2-1-13
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DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,140,986
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	142,259
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 19	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	19
Total deductions	142,278
2d. SIPC Net Operating Revenues	$ 2,998,708
2e. General Assessment @ .0025	$ 7,497
	(to page 1, line 2.A.)

R. D. Gourley

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

BOARD OF DIRECTORS
I. E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

In planning and performing our audit of the financial statements of I.E. Investments, Inc. dba Stark Municipal Brokers as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

I. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

II. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2012 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R.D. Gourley

Arcadia, CA
February 21, 2013